SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000
                          Commission File No.: 1-11421

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan
                              (Full title of plan)

                           Dollar General Corporation
                                100 Mission Ridge
                      Goodlettsville, Tennessee 37072-2170
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

               Report of Independent Certified Public Accountants
               --------------------------------------------------

To the Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan
Nashville, Tennessee

               We have audited the accompanying statement of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 1999 was audited by other auditors, whose report dated May 12, 2000 expressed an unqualified opinion on the statement.

               We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

               In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

               Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2000 and Schedule of Reportable Transactions for the year ended December 31, 2000, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton, LLP
-----------------------
Grant Thornton, LLP


Atlanta, Georgia
October 5, 2001

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

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                        December 31,
                                                    2000            1999
                                                    ----            ----
ASSETS
Investments, at fair value:
     Dollar General Corporation Stock Fund      $33,791,218      $30,666,749
     Registered investment companies             30,092,838       25,648,346
     Participant notes receivable                 1,481,272        1,309,192
     Real estate limited partnerships               383,963          515,303
                                                -----------      -----------
               Total investments                 65,749,291       58,139,590
                                                -----------      -----------
Receivables:
     Employer contributions                       5,332,911        4,298,023
     Participants' contributions                    478,987          463,352
                                                -----------      -----------
               Total receivables                  5,811,898        4,761,375
                                                -----------      -----------
Cash                                                319,888          139,432
                                                -----------      -----------
Total Assets                                     71,881,077       63,040,397
                                                -----------      -----------
LIABILITIES
Accrued expenses                                     72,481               --
Excess contributions payable                             --           99,683
                                                -----------      -----------
     NET ASSETS AVAILABLE FOR BENEFITS          $71,808,596      $62,940,714
                                                ===========      ===========


The accompanying notes are an integral part of these statements.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 2000


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
          Net appreciation in fair value of investments      $ 2,279,848
          Interest                                               267,350
                                                             -----------
             Total investment income                           2,547,198
                                                             -----------
     Contributions:
          Employers'                                           7,603,884
          Participants'                                        5,194,744
          Rollover                                               904,769
                                                             -----------
             Total contributions                              13,703,397
                                                             -----------
             Total additions                                  16,250,595
                                                             -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                             7,195,017
     Administrative expenses                                     187,696
                                                             -----------
             Total deductions                                  7,382,713
                                                             -----------
             Net increase                                      8,867,882
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                        62,940,714
                                                             -----------
     End of year                                             $71,808,596
                                                             ===========


The accompanying notes are an integral part of this statement.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - DESCRIPTION OF PLAN

               The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               1. General

               The Plan is a defined contribution plan for all employees of Dollar General Corporation ("the Employer") who have completed one year and 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

               2. Contributions

               The Plan allows the participants to make contributions from the participants' earnings in the form of deferred compensation to a retirement plan before income taxes are deducted. The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

               Participants may elect to contribute from 1% to 15% of pre-tax annual eligible compensation as defined in the Plan, subject to certain limitations under applicable federal law. Participants may also make rollover contributions to the Plan. The Employer has the option of matching up to 50% of the first 6% of eligible compensation contributed by the participants. The Employer matching contribution is invested as directed by the participant. The Employer matching contribution for the 2000 plan year was equal to 50% of the first 6% of eligible compensation contributed by the participants.

               The Employer also has the option to make contributions to the Plan on behalf of all participants which shall be treated as Qualified Nonelective Employer Contributions ("QNEC") to the extent such contributions may be used to meet the nondiscrimination requirements of the Internal Revenue Code. The Employer may elect to have the first 1/2 of 1% of the QNEC be made in Company common stock or used to acquire Company common stock. The remaining QNEC is invested as directed by the participant. Included in Employer Contributions Receivable are $5,136,101 and $4,106,366 related to the QNEC at December 31, 2000 and 1999, respectively.

               In addition to the matching and QNEC contributions described above, the Employer may contribute discretionary amounts from time to time as profit sharing

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999



contributions. The profit sharing contribution is invested as directed by the participant. There were no profit sharing contributions for the 2000 Plan year.

               3. Participants' Accounts

               Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Employer contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan expenses are allocated to participant accounts based on an equal per person basis. The balance of forfeited nonvested accounts was $998,963 and $596,774 at December 31, 2000 and 1999, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

               4. Vesting

               Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in all Employer contributions and contributions made under the former Dollar General Corporation Retirement Plan, plus actual earnings thereon, is based on years of credited service. Participants are 40% vested after 4 years of credited service and 100% after 5 year of credited service. Participants are 100% vested in QNEC contributions at all times.

               5. Participant Loans

               Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by 50% of the balance in the participant's account. Only one loan may be outstanding at a time.

               Each loan bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator, and must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower. Interest rates on outstanding loans range from 7.75% to 8.5% at December 31, 2000. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

               6. Payments of Benefits

               On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed life expectancy, as long as the periodic payments are not less than $50. The balance of the

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


 participant's account is automatically
disbursed to the participant's beneficiary upon the participant's death.

               7. Forfeited Accounts

               Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions of the Company. In 2000, employer contributions were reduced by $129,117 from forfeited nonvested accounts.

               8. Investment Options

               Participants have the option to invest their contributions, rollover contributions and employer contributions in a variety of investment options. Except for the Dollar General Corporation Stock Fund, the funds are proprietary products of the American Funds Group. Participants may change their investment options at any time.

               Participants may invest their account in minimum whole increments of 1% in any of the following options:

               Dollar General Corporation Stock Fund - This fund is primarily comprised of Dollar General Corporation common stock with the remainder invested in a money market account.

               The Income Fund of America - This fund seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments. The fund may invest in stocks, bonds and other fixed-income securities in any proportion.

               Washington Mutual Investors Fund - This fund seeks to provide current income and the opportunity for growth of principal. The fund invests in stock of U.S. companies that meet strict standards based on requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

               New Perspective Fund - This fund seeks to provide long-term growth of capital through investments all over the world, including the United States. The fund diversifies in blue chip companies here and abroad, focusing on opportunities generated by changes in global trade patterns and economic and political relationships. The fund's investments are in common stocks, convertibles, preferred stocks, bonds and cash.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


               The Cash Management Trust of America - This fund seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments.

               The Bond Fund of America - This fund seeks to provide a high level of current income with preservation of capital. The fund invests in corporate debt securities, U.S. and other government securities, mortgage-related securities and cash, in which it must invest at least 60% of its assets in securities rated A or better at the time of purchase. The fund may invest up to 25% of assets in fixed-income securities of corporations and government entities outside the United States. Typically, the fund will invest in intermediate to long-term securities.

               SMALLCAP World Fund - This fund seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world. Normally, at least 65% of assets will be invested in equities of issuers located in at least three countries and typically having market capitalizations from $50 million to 1.2 billion.

               The New Economy Fund - This fund seeks long-term growth of capital by investing primarily in stocks of companies in the service and information area of the global economy, although a portion of its assets may be outside these areas. This fund may also hold cash or money market instruments.

               The Growth Fund of America - This fund seeks long-term growth of capital through investments in a diversified portfolio of common stocks. The fund may invest up to 15% of its assets in securities of issuers outside the United States and up to 10% of its assets in lower quality debt securities.

               9. Administrative Expenses

               The participant's account absorbs the costs charged for originating loans. Fees and expenses associated with the providing of administrative and record keeping services by an external provider are paid by the Plan. The Employer pays all other expenses.

               10. Plan Termination

               Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999



               NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               1. Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

               2. Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

               3. Investment Valuation and Income Recognition

               The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The participant loans receivable are valued at cost which approximates fair value.

               Purchases and sales of securities are recorded on a trade date basis. Gains or losses on the sale of securities are based on actual cost.

               Dividend income is recorded on the dividend payable date. Interest income is recorded on the accrual basis.

               4. Payment of Benefits

               Benefits are recorded when paid.


               5. Reclassifications

               Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

NOTE C - TAX STATUS

               The Internal Revenue Service has determined and informed the company by a letter dated October 6, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999



amended since receiving the determination letter, and will be requesting a new determination letter prior to December 31, 2001.

NOTE D - INVESTMENTS

               The Plan's investments are held by a trust fund. Investments which represent 5% or more of the Plan's net assets available for plan benefits are as follows:

                                                                            December 31,
       Identity of
      Party Involved                Description of Assets               2000            1999
      --------------                ---------------------               ----            ----

Dollar General Corporation        Dollar General Corporation
                                        Stock Fund
                                                                   $  33,791,218*    $30,666,749*
The American Funds Group          The Income Fund of America          11,944,395      10,427,701
The American Funds Group          Washington Mutual Investors          6,238,895       5,192,125
                                        Fund


--------------------------
*  A portion is not participant-directed (see Note A-2)

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

               A portion of the investment in the Dollar General Corporation Stock Fund is not participant-directed (see Note A-2). Information about the net assets and the significant components of the changes in net assets relating to the Dollar General Corporation Stock Fund is as follows:

                                                            December 31,
                                                     1999                2000
                                                     ----                ----
Net assets:
      Dollar General Corporation Stock Fund     $  33,791,218      $  30,666,749

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


                                                                 Year ended
                                                             December 31, 2000
                                                             -----------------
Changes in Net Assets:
        Contributions                                        $       5,559,722
        Net appreciation                                             1,254,840
        Benefits paid to participants                               (3,466,540)
        Administrative expenses                                        (26,392)
        Transfers to participant directed investments                 (197,161)
                                                             ------------------

                                                             $      $3,124,469
                                                             ==================



NOTE F - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

               Capital Bank & Trust, the Plan's trustee, serves as the depository for Plan assets invested in The American Funds Group listing of mutual funds. Transactions with these funds qualify as party-in-interest transactions. Dollar General Corporation is the sponsor of the Plan. Transactions in the Dollar General Corporation Stock Fund qualify as party-in-interest transactions.

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                December 31, 2000


 (a)                        (b)                                     (c)                         (d)                     (e)
                                                     Description of Investment including
           Identity of Issue, Borrower,              Maturity Date, Rate of Interest,                                  Current
           Lessor, or Similar Party                  Collateral, Par or Maturity Value          Cost                    Value
-----      -----------------------------             ------------------------------------       ----                    -----
  *        Dollar General Corporation                        2,736,131  units               $ 33,792,786         $   33,791,218
           Stock Fund
  *        The American Funds Group                            749,335  units                     **                 11,944,395
           The Income Fund of America
  *        The American Funds Group                            214,912  units                     **                  6,238,895
           Washington Mutual Investors Fund
  *        The American Funds Group                            129,332  units                     **                  3,110,429
           New Perspective Fund
  *        The American Funds Group                          2,792,295  units                     **                  2,792,295
           The Cash Management Trust of America
  *        The American Funds Group                            180,368  units                     **                  2,306,904
           The Bond Fund of America
  *        The American Funds Group                             93,363  units                     **                  2,593,616
           SMALLCAP World Fund
  *        The American Funds Group                             29,095  units                     **                    787,897
           The Growth Fund of America
  *        The American Funds Group                             14,381  units                     **                    318,407
           The New Economy Fund
  *        Participant notes receivable              Interest rates ranging from                  **                  1,481,272
                                                     7.75% to 8.5% and maturity dates
                                                     ranging from 2001 to 2005
           Related estate limited partnerships:
  *        Interchange City Associates, Ltd.                        15.5 units                    **                    230,872
  *        Liquidity Fund Tax Exempt                                15   units                    **                      8,691
  *        North Creek Associates                                  400   units                    **                    142,400
  *        Realty FD 85-1                                          200   units                    **                      2,000
                                                                                            ------------         --------------
                                                                                                                        383,963
                                                                                            $ 33,792,786          $  65,749,291
                                                                                            ============         ==============

*  Party-in-interest
** Cost omitted for participant directed investments

                           Dollar General Corporation
                       401(k) Savings and Retirement Plan

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                December 31, 2000

                                                                                                     (h) Current value
                                                                          (f) Expense                    of asset on       (i) Net
 (a) Identity of  (b) Description (c) Purchase  (d) Selling    (e) Lease   insured with   (g) Cost of    transaction       gain or
  party involved      of asset        price        price         rental    transaction        asset          date           (loss)
  --------------      --------        -----        -----         ------    -----------        -----          ----           ------

Category (iii) - Series of transactions in excess of 5% of Plan assets:

* Dollar General     Stock Fund  $  6,510,254   $          --   $     --    $     --    $  6,510,254   $  6,510,254      $      --
      Corporation
                                 $         --   $  17,737,275         --    $     --    $ 17,739,812   $ 17,737,275      $  (2,537)


*Party-in-interest

There were no category (i), (ii) or (iv) reportable transactions during the Plan year ended December 31, 2000.

               The following is a complete listing of Exhibits filed or incorporated by reference as part of this annual report:



                                    EXHIBITS

Exhibit              Description
-------              -----------

23                   Consent of Independent Auditors

                                    SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     DOLLAR GENERAL CORPORATION
                                     401(k) SAVINGS AND RETIREMENT PLAN
Date:  December 20, 2001

                                     By:  /s/ Melissa Buffington
                                          --------------------------------------
                                          Name: Melissa Buffington
                                          Title:  Chief Administrative Officer